UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K dated August 30, 2021
Commission File Number 1-14846
AngloGold Ashanti Limited
(Name of registrant)
76 Rahima Moosa Street
Newtown, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20-F or Form 40-F.
Form 20-F X                 Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):
Yes                 No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):
Yes                 No X

Indicate by check mark whether the registrant by furnishing the information contained in this
Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934.
Yes                 No X
Enclosure: Press release:
DEALING IN SECURITIES BY THE CHIEF EXECUTIVE OFFICER
DESIGNATE OF ANGLOGOLD ASHANTI LIMITED

AngloGold Ashanti Limited
(Incorporated in the Republic of South Africa)
Reg. No. 1944/017354/06
ISIN. ZAE000043485 – JSE share code: ANG
CUSIP: 035128206 – NYSE share code: AU
(“AngloGold Ashanti” or the “Company”)
NEWS RELEASE
DEALING IN SECURITIES BY THE CHIEF EXECUTIVE OFFICER DESIGNATE
OF ANGLOGOLDASHANTI LIMITED
On 6 July 2021, AngloGold Ashanti announced the appointment of Alberto Calderon as Chief Executive Officer
(CEO) with effect from 1 September 2021. AngloGold Ashanti gives voluntary notice that the CEO Designate has dealt in securities of the Company.

Details of the transaction is provided below:
Name of CEO designate Alberto Calderon
Name of company AngloGold Ashanti Limited
Date of transaction 23 August 2021
Nature of transaction On-market purchase of shares
Class of security
CHESS Depositary Interests*
Number of shares purchased 1,448
Price per share AUD4.7465
Value of transaction (excluding fees) AUD6,872.93
Date of transaction 25 August 2021
Nature of transaction On-market purchase of shares
Class of security
American Depository Receipts**
Number of shares purchased 1,100
Price per share US$16.0035
Value of transaction (excluding fees) US$17,606.85
Date of transaction 26 August 2021
Nature of transaction On-market purchase of shares
Class of security
American Depository Receipts**
Number of shares purchased 1,100
Price per share US$16.1803
Value of transaction (excluding fees) US$17,798.33
Date of transaction
27 August 2021
Nature of transaction
On-market purchase of shares
Class of security
American Depository Receipts**
Number of shares purchased
1,100
Price per share
US$16.6517
Value of transaction (excluding fees)
US$18,316.87

Nature and extent of interest
Direct, Beneficial
*5     CDIs are equal to one AngloGold Ashanti Ordinary Share
**1     American Depositary Receipt is equivalent to 1 AngloGold Ashanti ordinary share

ENDS

30 August 2021
Johannesburg
JSE Sponsor: The Standard Bank of South Africa Limited

CONTACTS

Media
Chris Nthite
+27 11 637 6388 / +27 83 301 2481
cnthite@anglogoldashanti.com
Julie Bain
+27 663 640 038
General
inquiries
media@anglogoldashanti.com

Investors
Sabrina Brockman
+1 646 880 4526 / +1 646 379 2555
sbrockman@anglogoldashanti.com
Yatish Chowthee
+27 11 637 6273 / +27 78 364 2080
yrchowthee@anglogoldashanti.com
Fundisa Mgidi
+27 11 6376763 / +27 82 821 5322
fmgidi@anglogoldashanti.com
Website: www.anglogoldashanti.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Ashanti Limited
Date: August 30, 2021
By: /s/ MML MOKOKA
Name: MML Mokoka
Title: Company Secretary